                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13G/A
                                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  PARAVANT INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.015 PER SHARE
                         (Title of Class of Securities)

                                   699376 10 9
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]    Rule 13d-(c)

        [X]    Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).





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---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 2 0F 9
---------------------                                                -----------

---------------------------------------------------------------------------------------------
     1       Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (Entities Only)

             KRISHAN K. JOSHI
---------------------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group              (a): [X]
             (See Instructions)                                            (b): [ ]

---------------------------------------------------------------------------------------------
     3       SEC Use Only

---------------------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

             USA
---------------------------------------------------------------------------------------------
                        5   Sole Voting Power
      NUMBER OF
       SHARES               539,462
     BENEFICIALLY      ----------------------------------------------------------------------
      OWNED BY          6   Shared Voting Power
        EACH
      REPORTING              1,448,775
       PERSON          ----------------------------------------------------------------------
        WITH            7   Sole Dispositive Power

                            539,462
                       ----------------------------------------------------------------------
                        8   Shared Dispositive Power

                            1,448,775
                       ----------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person

             1,988,237
---------------------------------------------------------------------------------------------
     10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [ ]
             (See Instructions)

---------------------------------------------------------------------------------------------
     11      Percent of Class Represented by Amount in Row (9)

             16.2%
---------------------------------------------------------------------------------------------
     12      Type of Reporting Person (See Instructions)

             IN
---------------------------------------------------------------------------------------------

Note:  All of the  information  set forth in this  Amendment No. 2 to
Schedule 13G is as of December 31, 1998.





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---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 3 0F 9
---------------------                                                -----------

---------------------------------------------------------------------------------------------
     1       Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (Entities Only)

             UES, Inc.
             31-0797776
---------------------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group              (a): [X]
             (See Instructions)                                            (b): [ ]

---------------------------------------------------------------------------------------------
     3       SEC Use Only

---------------------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

             OHIO CORPORATION
---------------------------------------------------------------------------------------------
                        5   Sole Voting Power
      NUMBER OF
       SHARES               -0-
     BENEFICIALLY      ----------------------------------------------------------------------
      OWNED BY          6   Shared Voting Power
        EACH
      REPORTING              1,448,775
       PERSON          ----------------------------------------------------------------------
        WITH            7   Sole Dispositive Power

                            -0-
                       ----------------------------------------------------------------------
                        8   Shared Dispositive Power

                            1,448,775
                       ----------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person

             1,448,775
---------------------------------------------------------------------------------------------
     10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [ ]
             (See Instructions)

---------------------------------------------------------------------------------------------
     11      Percent of Class Represented by Amount in Row (9)

             11.8%
---------------------------------------------------------------------------------------------
     12      Type of Reporting Person (See Instructions)

             CO
---------------------------------------------------------------------------------------------

Note:  All of the  information  set forth in this  Amendment No. 2 to
Schedule 13G is as of December 31, 1998.

---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 4 0F 9
---------------------                                                -----------

Item 1.

        (a)    Name of Issuer:

               Paravant Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               1615A West Nasa Boulevard
               Melbourne, FL  32901

Item 2.

        (a)    Name of Persons Filing:

               (1)    Krishan K. Joshi

               (2) UES, Inc.

               Mr. Joshi,  by virtue of his ownership of 58% of the  outstanding  stock of UES, Inc., may be deemed to control UES, Inc.

        (b)    Address of Principal Business Office or if None, Residence:

               4402 Dayton-Xenia Road
               Dayton, Ohio 45432

        (c)    Citizenship:

               (1)    Krishan K. Joshi - USA

               (2)    UES, Inc. - Ohio corporation

        (d) Title of Class of Securities:

               Common Stock

        (e)    Cusip Number:

               699376 10 9

Item 3.

        N/A




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---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 5 0F 9
---------------------                                                -----------



Item 4. Ownership

        (a)    Amount Beneficially Owned:

               1,988,237 shares (includes 489,462 shares of common stock owned individually by Mr. Joshi, currently exercisable options to purchase 50,000 shares of common stock granted to Mr. Joshi under a stock option plan of the issuer, and 1,448,775 shares of common stock owned by UES, Inc.).

        (b)    Percent of Class:    16.2%

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:
                      Mr. Joshi has sole power to vote or to direct the vote with respect to 539,462 shares.

               (ii)   Shared power to vote or to direct the vote:
                      Mr. Joshi and UES, Inc. share the power to vote or to direct the vote with respect to 1,448,775 shares.

               (iii)  Sole power to dispose or to direct the
                      disposition of: Mr. Joshi has sole power to dispose or to direct the disposition of 539,462 shares.

               (iv) Shared power to dispose or to direct the disposition of: Mr. Joshi and UES, Inc. share the power to dispose or to direct the disposition of 1,448,775 shares.

Item 5. Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               N/A

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the
        Parent Holding Company

               N/A

Item 8. Identification and Classification of Members of the Group

               Reference is made to the Joint Filing Agreement annexed hereto executed by Krishan K. Joshi and UES, Inc., the members of the group filing this Amendment to Schedule 13G.





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---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 6 0F 9
---------------------                                                -----------



Item 9. Notice of Dissolution of Group

               N/A

Item 10. Certification

               N/A




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---------------------                                                -----------
CUSIP NO. 699376 10 9                                                PAGE 7 0F 9
---------------------                                                -----------



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1999

                                              /s/ Krishan K. Joshi
                                              ----------------------------------
                                              Krishan K. Joshi



                                              UES, Inc.

                                              By: /s/ John J. Gruenwald
                                                  ------------------------------
                                                  John J. Gruenwald
                                                   Vice President

                                    EXHIBITS


Exhibit A      Joint Filing Statement